UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of October 2026
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

EXPLANATORY NOTE

Copies of the share purchase agreements and press releases are furnished herewith as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 99.1 and Exhibit 99.2, respectively, to this Form 6-K, and shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-264619 and 333-281734), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS INDEX

Exhibit Number	Exhibit Title
10.1#	Share Purchase Agreement between Gogoro and Gold Sino Assets Limited, dated October 7, 2026.

10.2#	Share Purchase Agreement between Gogoro and Peng-Lin Investment Limited, dated October 7, 2026.

10.3#	Share Purchase Agreement between Gogoro and Ruen Hua Dyeing & Weaving Co., Ltd., dated October 7, 2026.

10.4#	Share Purchase Agreement between Gogoro and Yi Tai Investment Co., Ltd., dated October 7, 2026.

99.1	Press release on US$61.8 Million New Round of Equity Investment, dated October 7, 2026.
99.2	Press release on Appointing Three New Directors, dated October 7, 2026.

# Portions of this exhibit have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: October 7, 2026	/s/ Jacky Lee
Jacky Lee
Principal Financial Officer